Exhibit 99.1

Ballard to Operate and Support Zero-Emission Bus Fleet in London, UK for Additional 5 Years

VANCOUVER, June 4, 2015 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that it has signed an agreement with Transport for London (TfL) to extend the operation of eight (8) zero-emission hydrogen fuel cell buses in London, U.K. for five (5) more years. TfL first began operation of the first five zero-emission fuel cell buses in 2010 as part of its publicly stated goal to reduce CO2 emissions 60% from the 1990 level, by 2025. Three additional zero-emission hydrogen fuel cell buses joined the fleet in 2013. All eight buses are powered by Ballard's FCvelocity® fuel cell module.

"We are very pleased with the performance of the fleet of fuel cell buses, as well as with the ongoing service and support that Ballard is providing," said Mike Weston, Transport for London's Director of Buses. "We remain committed to the achievement of our clean transportation goals and these buses are an important part of our solution."

The eight buses are operated by Transport for London on its central Covent Garden-Tower Gateway route. The fleet has been operating in service for more than 73,000 hours, with fuel performance and reliability exceeding expectations.

Steve Karaffa, Ballard's Chief Commercial Officer said, "This contract extension is a positive endorsement of zero-emission fuel cell technology in transit applications, based on the demonstrated performance of these buses over the past five years. Clean transportation is a growing concern for transit authorities globally and our fuel cell modules deliver a proven solution."

The contract extension is being partially funded by the EU Hydrogen Fuel Cell Joint Undertaking, a public-private partnership supporting research, technological development and demonstration activities in fuel cell and hydrogen energy technologies, which provides subsidies for eligible projects through a cost share mechanism.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 07:30e 04-JUN-15